Exhibit 99.B(d)(92)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Western Asset Management Company

Pursuant to Article 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Core Fixed Income Fund	X.XX% (X basis points)

As of December 13, 1999